As filed with the Securities and Exchange Commission on July 21, 2005

Registration No. 333-126133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SYMMETRY MEDICAL INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	35-1996126
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Moore

President and Chief Executive Officer

Symmetry Medical Inc.

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Danielle Carbone
Kirkland & Ellis LLP	Shearman & Sterling LLP
200 East Randolph Drive	599 Lexington Avenue
Chicago, Illinois 60601	New York, New York 10022
Telephone: (312) 861-2000	Telephone: (212) 848-4000
Telecopy: (312) 861-2200	Telecopy: (212) 848-7179

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-126133

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Explanatory Note

This post-effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-126133) (the “Original Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purposes of refiling Exhibit 5.1 thereto.

The Original Registration Statement was declared effective by the Securities and Exchange Commission on July 18, 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is a statement of estimated costs and expenses, other than underwriting discounts and commissions, to be paid solely by Symmetry Medical Inc. in connection with the offer and sale of the securities being registered hereby:

SEC registration fee	$30,603
NASD filing fee	26,502
NYSE listing fee	7,375
Transfer Agent’s Fee	12,000
Printing and engraving costs	140,000
Legal fees and expenses	300,000
Accounting fees and expenses	250,000
Miscellaneous	33,520

Total	$800,000

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any such person who was, is or is threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of us, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of our directors and officers are covered by insurance policies maintained and held in effect by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

On July 15, 2002, we sold to Steffan Burns, our former president and chief executive officer, 112,960 shares of our common stock at $0.00138 per share, for a total purchase price of $156 in cash. The securities were issued without registration in reliance on Section 4(2) of the Securities Act.

In connection with our acquisition of Mettis (UK) Limited and its subsidiaries on June 11, 2003, we issued the following securities without registration in reliance on Section 4(2) of the Securities Act:

•	On June 11, 2003, we issued $36.0 million in aggregate principal amount of 12% subordinated notes, warrants to purchase an aggregate of 585,377 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our class A preferred stock at a purchase price of $0.01 per share for aggregate proceeds of $36,000,000, to Windjammer Mezzanine & Equity Fund II, L.P., Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P., Olympus Executive Fund, L.P., Antares Capital Corporation, and RBS Equity Corporation.

•	We sold an aggregate of 6,998,521 shares of our common stock at $3.04 per share and 48,257 shares of our class A preferred stock at $1,000 per share for aggregate proceeds of approximately $69,550,000 to Windjammer Mezzanine & Equity Fund II, L.P., RBS Equity Corporation, CIT Lending Services Corporation and Knowledge Ventures, LLC.

•	We exchanged an aggregate of 3,042 shares of our class B preferred stock held by Olympus/Symmetry Holdings LLC and its affiliates and Timothy E. Wood for an aggregate of 383,853 shares of our common stock, valued at $3.04 per share, and 2,647 shares of our class A preferred stock, valued at $1,000 per share.

•	We issued to Mettis Group Limited 208,450 shares of our common stock, having an aggregate value of $4,592,149.54, and 10,408 shares of our class A preferred stock, having an aggregate value of $10,407,851.

On June 12, 2003 and July 15, 2003, we sold an aggregate of 118,999 shares of our common stock at $3.04 per share and 821 shares of our class A preferred stock at $1,000 per share to certain of our executive officers, directors and key employees for aggregate proceeds of approximately $820,590. The sales were made without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.

On July 29, 2003, we granted options to purchase a total of 740,624 shares of our common stock to certain executive officers and employees under our 2003 Stock Option Plan at a per share exercise price of $3.04. On December 12, 2003, we agreed to grant options to Fred Hite to purchase 72,410 shares of our common stock under our 2003 Stock Option Plan at a per share exercise price of $4.83 in connection with his employment. In each case, the options were granted without registration in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

On February 15, 2005, we granted each of Frank Turner, Francis Nusspickel and Stephen Oresman, each of whom is an independent director, 1,667 shares of restricted common stock under our 2004 Equity Incentive Plan. This grant to our independent directors, to the extent it may be deemed to be a sale, was made without registration in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

On March 21, 2005, we issued 7,002 shares of our common stock to a consultant following the exercise of options granted to the consultant under our 2002 Stock Option Plan. The aggregate exercise price paid to us by the consultant was $1,934.00, and this sale was made pursuant to the exemption from registration under the Securities Act of 1933 set forth in Rule 701.

On May 26, 2005, RBS Equity Corporation converted all of its warrants to purchase our common stock into 140,112 shares of our common stock. The issuance of our common stock was made without registration in reliance on the exemptions provided by Sections 3(a)(9) and 4(2) of the Securities Act of 1933.

No underwriters were involved in connection with any transactions set forth above. In each case we made inquiries to establish that these transactions qualified for exemptions from the registration requirements. In particular, for each sale made in reliance on the exemption provided by Section 4(2) of the Securities Act we received representations from the recipient of the securities that such recipient intended to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that such recipient was an “accredited investor” as defined in Rule 501(a) under the Securities Act. Appropriate legends were affixed to the securities issued.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The attached Exhibit Index is incorporated by reference herein.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1) for purposes of determining any liability under the Securities Act, that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

2) for the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3) to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on July 20, 2005.

SYMMETRY MEDICAL INC.

By:	/S/ BRIAN MOORE
Name:	Brian Moore
Title:	President and Chief Executive Officer

* * * * *

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 20, 2005.

Signature	Title

/S/ BRIAN MOORE Brian Moore	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ FRED HITE Fred Hite	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Robert S. Morris	Director

* James A. Conroy	Director

* Manu Bettegowda	Director

* Frank Turner	Director

* Stephen B. Oresman	Director

* Francis T. Nusspickel	Director

* The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of Symmetry Medical Inc. and previously filed with the Securities and Exchange Commission.

By:	/S/ BRIAN MOORE
Brian Moore, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of Symmetry Medical Inc. (incorporated by reference to Exhibit 3.2 to the Symmetry Medical Inc. Registration Statement on Form S-1 (Reg. No. 333-116038), as amended, which became effective on December 8, 2004 (the “2004 Registration Statement”).

3.2	Amended and Restated By-Laws of Symmetry Medical Inc., as amended through March 24, 2005 (incorporated by reference to Exhibit 3.2 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

4.1	Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the 2004 Registration Statement).

5.1*	Opinion of Kirkland & Ellis LLP.

10.1	Form of Common Stock Purchase Warrant of Symmetry Medical Inc. (incorporated by reference to Exhibit 10.2 to the 2004 Registration Statement).

10.2	Credit Agreement, dated as of December 14, 2004, by and among Symmetry Medical Inc., Wachovia Bank, National Association as administrative agent and several financial institutions named therein as lenders (incorporated by reference to Exhibit 10.2 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.3	Stockholders Agreement, dated as of October 18, 2000, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, each of the management stockholders named therein and each management employee who at any time acquires securities of the Company (incorporated by reference to Exhibit 10.6 to the 2004 Registration Statement).

10.4	Amendment to Stockholders Agreement, dated as of June 11, 2003, by Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC (incorporated by reference to Exhibit 10.7 to the 2004 Registration Statement).

10.5	Joinder to Stockholders Agreement, dated as of June 11, 2003, by and among Mettis Group Limited, Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC (incorporated by reference to Exhibit 10.8 to the 2004 Registration Statement).

10.6	Form of Joinder and Amendment to Stockholders Agreement, dated as of June 11, 2003, by and among Symmetry Medical Inc. and each of the stockholders party thereto (incorporated by reference to Exhibit 10.9 to the 2004 Registration Statement).

10.7	Amendment to Stockholders Agreement dated as of August 3, 2004, by and among Symmetry Medical Inc. and each of the stockholders party thereto. (incorporated by reference to Exhibit 10.7 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.8	Amendment to Stockholders Agreement, dated as of June 6, 2005, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, 3i Parallel Ventures LP, 3i UKIP II LP, Mayflower LP and Windjammer Mezzanine & Equity Fund, L.P.

10.9	Symmetry Medical Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the 2004 Registration Statement).

10.10	Form of Nonqualified Stock Option Agreement issued under 2002 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the 2004 Registration Statement).

10.11	Symmetry Medical Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the 2004 Registration Statement).

10.12	Form of Nonqualified Stock Option Agreement issued under 2003 Stock Option Plan (incorporated by reference to Exhibit 10.13 to the 2004 Registration Statement).

10.13	Symmetry Medical Inc. Amended and Restated 2004 Equity Incentive Plan. (incorporated by reference to Exhibit 10.12 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

E-1

Exhibit Number	Description
10.14	Symmetry Medical Inc. Amended and Restated 2004 Employee Stock Purchase Plan. (incorporated by reference to Exhibit 10.13 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.15	Amendment to Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.16	Employment Agreement, dated as of June 11, 2003, by and between Symmetry Medical Inc. and Brian Moore (incorporated by reference to Exhibit 10.16 to the 2004 Registration Statement).

10.17	Employment Agreement, dated as of January 6, 2004, by and between Symmetry Medical Inc. and Fred Hite (incorporated by reference to Exhibit 10.17 to the 2004 Registration Statement).

10.18	Employment Agreement, dated as of June 5, 2003, by and between Thornton Precision Components Ltd. and Richard J. Senior (incorporated by reference to Exhibit 10.18 to the 2004 Registration Statement).

10.19	Form of Restricted Stock Agreement issued under the 2004 Equity Inventive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 4, 2004)

21	List of Subsidiaries of Symmetry Medical Inc.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.3	Consent of PricewaterhouseCoopers LLP.

23.4	Consent of Knowledge Enterprises, Inc.

24	Power of Attorney (included in Part II of the Registration Statement).

*	Refiled

E-2